# RICHEMONT

RECEIVED
2007 MAR 12 A 10:3

**Via airmail**

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

07021710

SUPPL

1 March 2007

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the joint announcement in English announcing Richemont and Remgro's interests in British American Tobacco. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Alan Grieve

Alan Grieve

Enclosures

PROCESSED

MAR 14 2007

THOMSON FINANCIAL

cc: Mr Richard L Muglia

dlw 3/12

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE - 1293 BELLEVUE GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 35 00 TELEFAX +41 (0)22 721 35 50

**Compagnie Financière Richemont SA** **Remgro Limited**

***** PRESS RELEASE FOR IMMEDIATE RELEASE *****

**1 March 2007**

## Richemont and Remgro's interests in British American Tobacco

Compagnie Financière Richemont SA ("Richemont") and Remgro Limited ("Remgro") through their jointly held investment vehicle, R&R Holdings SA, ("R&R") hold a combined interest of 29.3 per cent in British American Tobacco plc ("BAT"). Richemont has an effective interest of 18.9 per cent in BAT and Remgro has an effective interest of 10.4 per cent. These percentage interests have grown in recent years as a consequence of the operation by BAT of its share buy-back programme.

R&R, Richemont, Remgro and BAT are parties to a Standstill Agreement originally entered into at the time of the merger of Rothmans International and BAT in 1999. Under the terms of this agreement, BAT is not permitted to continue with its buy-back programme without R&R's, Richemont's and Remgro's consent in writing once their combined interest reaches 30 per cent. At this level, the London Takeover Code would normally require that a cash offer be made for the shares in BAT that R&R does not already own. The Standstill Agreement therefore protects R&R and its shareholders from the obligation to make a compulsory bid for BAT.

BAT has announced today that it has sought R&R's, Richemont's and Remgro's consent to allow it to continue with its share buy-back programme, notwithstanding that it believes that the 30 per cent limit will be reached within the next 12 to 15 months. To preclude the obligation on R&R, Richemont or Remgro to make a cash bid for those shares that they do not already own, BAT has proposed to obtain approval from its independent shareholders for a waiver under the terms of the Takeover Code. The London Takeover Panel has indicated that, subject to such shareholder approval and its final review, it will waive the obligation.

Subject to the approval of BAT's independent shareholders and the waiver to be given by the Takeover Panel, R&R, Richemont and Remgro have agreed to the proposals made by BAT. In return for giving their consent, they have asked for and obtained a commitment from BAT that, if so requested, it will seek to obtain a secondary listing for its ordinary shares on the Johannesburg Stock Exchange, subject to all required regulatory approvals being obtained. Although the secondary listing would facilitate the trading of BAT ordinary shares in South Africa, neither Richemont, nor Remgro, nor R&R has any intention of making such a request to BAT at this time.

Johann Rupert, Executive Chairman of Compagnie Financière Richemont SA, said:

"Whilst the BAT shareholding has over the years been a strong underlying investment for Richemont, we do not wish to be placed under any obligation to make a bid for the company. Neither do we wish to be forced sellers under the BAT share buy-back programme to avoid such an obligation. We have therefore agreed to BAT's proposal, which would allow the buy-back programme to continue."

Thys Visser, Chief Executive Officer of Remgro Limited, said:

"The BAT proposal allows for the continuation of its buy-back programme for the benefit of all its shareholders. In particular, it would not give rise to circumstances under which Remgro would be obliged either to be a forced seller or to make a cash offer for the company. Together with Richemont, its co-investor, Remgro has agreed to BAT's proposal."

Further information:


| | | |
|---|---|---|
| Richemont | Press inquiries: | Mr Alan Grieve<br>Tel.: +41 22 721 3507 |
| | Analysts' inquiries: | Ms Sophie Cagnard-Fabrici<br>Tel.: +33 1 5818 2597 |
| Remgro | | Mr Thys Visser<br>Tel.: +27 21 888 3331 |


END